UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-70934

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/25   AND ENDING 05/31/26

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **QUANTFURY TRADING USA LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1245 Broadway, 15th Floor

(No. and Street)

New York   **NY**   **10001**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero   **(212) 668-8700**   mromero@acisecure.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory, LLC

(Name – if individual, state last, first, and middle name)

10135 Manchester Rd. Ste 206   St. Louis   **MO**   **63122**

(Address)   (City)   (State)   (Zip Code)

November 21, 2019   **6667**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Ales _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quantfury Trading USA LLC _____, as of 5/31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Quantfury Trading USA, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

For the fiscal year ended May 31, 2026

With Report of Independent Registered Public Accounting Firm

Contents
For the year ended May 31, 2026



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Board of Directors of
Quantfury Trading USA LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quantfury Trading USA LLC (the "Company") as of May 31, 2026, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quantfury Trading USA LLC as of May 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I, II, & III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I, II, & III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Quantfury Trading USA LLC's auditor since 2024.

Davila Advisory, LLC

Saint Louis, Missouri
June 25, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Quantfury Trading USA, LLC

Statement of Financial Condition
May 31, 2026

ASSETS

Cash	$	723,383
Clearing deposit		25,410
Furniture and equipment		35,414
Prepaid and other expenses		13,794
TOTAL ASSETS	$	798,001

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	25,700
TOTAL LIABILITIES	$	25,700

MEMBER'S EQUITY

TOTAL MEMBER'S EQUITY		772,301
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	798,001

See accompanying notes to financial statements

Quantfury Trading USA, LLC

Statement of Operations
For the year ended May 31, 2026

REVENUE:		
Interest income	$	237
Other income		418
		655
OPERATING EXPENSES:		
Compensation and benefits	$	544,840
Professional fees		131,460
Regulatory fees		24,249
Occupancy		3,135
Other expenses		39,085
Total operating expenses		742,769
NET LOSS	$	(742,114)

Quantfury Trading USA, LLC

Statement of Changes in Member's Equity
For the year ended May 31, 2026

	Total Member's Equity
Balance, June 1, 2025	$ 84,415
Net loss	(742,114)
Contributions	1,430,000
Balance at May 31, 2026	$ 772,301

See accompanying notes to financial statements

Statement of Cash Flows
For the year ended May 31, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$	(742,114)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in Prepaid and other assets		(13,794)
Increase in clearing deposit		(237)
Increase in accounts payable and accrued expenses		4,200
Net cash used in operating activities		(751,945)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment		(35,414)
Net cash used in investing activities		(35,414)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash capital contributions		1,430,000
Cash provided by financing activities		1,430,000
NET INCREASE IN CASH		642,641
CASH AT BEGINNING OF PERIOD		80,742
CASH AT END OF PERIOD	$	723,383

Supplemental cash flow disclosures:

Cash paid for interest	$	-
Cash paid for Income taxes	$	-

See accompanying notes to financial statements

Notes to Financial Statements
For the year ended May 31, 2026

1. Organization and Nature of Business

Quantfury Trading USA LLC. (the "Company") is a Delaware Limited Liability Company organized on February 2, 2022 under its original name, Arens Securities LLC. The Company is registered as a broker-dealer in securities transactions under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp (SIPC). The Company has adopted May 31 as its year end. The Company is owned by QF Global (UK) Holdings Ltd.

The Company is an introducing securities broker-dealer and effects securities transactions via subscriptions on a subscription was basis. The Company acts as an introducing broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). The accompanying financial statements present the financial position, results of operations, and cash flows of the company on a stand-alone basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Recognition of Revenue
The Company will recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 – Revenue from Contracts with Customers. Under ASC 606, revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The Company, acting as a fully disclosed introducing broker-dealer, does not hold customer funds or securities and does not carry customer accounts. All transactions are cleared on a fully disclosed basis through a third-party clearing broker.

The Company's revenue primarily will consist of commission income and execution-related fees derived from customer transactions in equities and options. These fees are generally charged on a per-share or per-contract basis, as specified in the Company's agreements with its customers.

Revenue is recognized on a trade-date basis, which is the point in time when the Company's performance obligation is satisfied by executing the trade. Commission and execution revenues are considered earned when the trade is executed and are typically collected through net settlement with the clearing broker.

As the Company does not retain principal risk and does not act as a market maker, revenue is recorded net of any clearing or pass-through execution costs charged by the clearing broker.

Interest income and other ancillary revenues, such as payment for order flow or exchange rebates, if any, are recognized as earned based on the terms of the relevant agreements or instruments.

Leases
The company complies with ASC Topic 842 Leases ("Topic 842"). The standard requires leases to recognize most leases on their balance sheet as a right-of-use asset with a corresponding liability. Additional qualitative and quantitative disclosures are also required. The company adopted the practical expedient to not recognize right-of-use assets and lease liabilities for leases with a term less than 12 months or less. The adoption of Topic 842 had no impact on the financial statements or disclosures.

Notes to Financial Statements
For the year ended May 31, 2026

Estimates

The financial statements are presented in accordance with GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on May 31, 2026, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information.

Recent Accounting Pronouncements

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a registered securities broker-dealer, acting in an agent capacity transmitting retail customer trades for its affiliated investment advisor. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, primarily in the forecasting process, to manage the Company. Moreover, the CODM uses excess net capital (see footnote 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The information presented to the CODM is in the same form as it is presented on the accompanying Statement of Income. The Company's operations constitute a single operating segment, and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The significant income and expenses of the segment are reported on the accompanying income statement of this report.

3. Income Taxes

The company does not pay income taxes on its taxable income. Instead, the items of taxable income and expense are reported on the Parent company's tax return. As of May 31, 2026, the Parent's income tax returns for the years 2023 through 2025 remain open for possible examination.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken while preparing the Company's tax returns to determine whether the tax positions are "more likely-than- not" or being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions on May 31, 2026.

4. Risks and Uncertainties

Financial instruments which potentially expose the Company to concentrations of credit risk consists primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation.

5. Lease Commitments

The company does not have any lease commitments. The lease is on a monthly basis with a thirty-day written notice.

6. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2026, the Company had net capital of $723,093 which exceeded the required net capital of $5,000 by $718,093. The Company's percentage of aggregate indebtedness to net capital was 3.55%.

Notes to Financial Statements
For the year ended May 31, 2026

7. Commitments / Contingencies

As of the issue date of the financial statements the Company did not have any commitments, contingencies, or guarantees that might result in a loss or a future obligation.

8. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that were to be recognized or disclosed in the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

As of May 31, 2026

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	772,301
NON-ALLOWABLE DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		13,794
Furniture and equipment		35,414
NET CAPITAL	$	723,093
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	718,093
Net capital less greater of 10% of aggregate indebtedness		
or 120% of the minimum dollar amount required	$	717,093
AGGREGATE INDEBTEDNESS	$	25,700
Percentage of aggregate indebtedness to net capital		3.55%

There are no material differences between the preceding
computation and the Company's most recently filed
Part II of Form X-17A-5 as of May 31, 2026.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company had no obligation under SEC Rule 15c3-3.

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(ii) of the Rule. The Company had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members and Board of Directors of
Quantfury Trading USA LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Quantfury Trading USA LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Quantfury Trading USA LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provision) and (2) Quantfury Trading USA LLC stated that Quantfury Trading USA LLC met the identified exemption provision throughout the most recent fiscal year without exception. Quantfury Trading USA LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quantfury Trading USA LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

Davila Advisory, LLC

Saint Louis, Missouri
June 25, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Quantfury Trading USA LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Quantfury Trading USA LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.l 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3 (k): (2)(ii) throughout the most recent fiscal year ended May 31, 2026, without exception. The Company does not carry customer accounts and does not hold customer funds or securities. All customer transactions are introduced on a fully disclosed basis to its clearing broker, and any customer funds or securities received were promptly transmitted in accordance with the requirements of Rule .15c3-3.

I, __David Ales_____, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CEO